

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2011

<u>Via E-mail to Justin Atkinson</u>
Freddie Kotek
President and Chief Executive Officer
Atlas Resources, LLC
Westpointe Corporate Center One
1550 Coraopolis Heights Road, Suite 300
Moon Township, Pennsylvania 15108

   Re: **Atlas Resources Series 28-2010 L.P.**
     Registration Statement on Form 10
     Filed April 29, 2011
     File No. 0-54378

Dear Mr. Kotek:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes.

Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

3.   We will issue under separate cover any comments resulting from our review of the confidential treatment request you filed on May 4, 2011, which relates to Exhibits 10.2 through 10.9. Please note that we will not be in a position to complete our review of your registration statement until all open issues, including the confidential treatment request, have been resolved.

4.   In each case where you provide in your filing a cross-reference to another section of your filing, please also include the relevant page number.

5.   We note that you have filed a Form 10-Q for the interim period ended March 31, 2011 on May 13, 2011. Since your registration statement on Form 10 is not effective until June 28, 2011, please update your financial statements in your next amendment to the registration statement to comply with Rule 8-08 of Regulation S-X.

6.   We note your disclosure at page 15 with respect to the use of hydraulic fracturing in connection with your natural gas wells in the Marcellus Shale primary area. Please tell us, with a view for disclosure:

- Your acreage subject to fracing;

- The percentage of your reserves subject to fracing;

- The anticipated costs and funding associated with fracing activities; and

- Whether there have been any incidents, citations, or suits related to your fracing operations for environmental concerns, and if so, what has been your response.

7.   In regard to such fracing operations, please also tell us what steps the operator has taken to minimize any potential environmental impact. For example, and without limitation, please explain if they:

- Have steps in place to ensure that the drilling, casing, and cementing adhere to known best practices;

- Monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

- Evaluate the environmental impact of additives to the frac fluid; and

- Minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

8.   Please also revise your filing to discuss in more detail the federal and state regulations applicable to your hydraulic fracturing operations.

Table of Contents

9.   While the table of contents should be reasonably detailed, it should also only refer to the most material information. As such, please delete the references to specific risk factors. We will not object, however, to inclusion of the three subheadings "Risks Relating to Our Business," "Risks Related to an Investment in Us," and "Federal Income Tax Risks."

Business, page 1

10.   Please provide a brief description of your business in the forepart of this section.

11.   Please disclose in this section the number of each of the following types of your units that are outstanding: (i) limited partner units, (ii) converted limited partner units, and (iii) investor general partner units that will automatically be converted by your managing general partner once all of your wells are drilled and completed.

12.   Please provide in this section a cross-reference to the organizational chart set forth at page 39.

13.   We note your disclosure at page 4 that one of your investment objectives is to provide each of your participants with tax deductions, in an aggregate amount guaranteed to equal up to the remaining 15% of the participant's initial investment in you that was not used to pay intangible drilling costs. Please revise your filing to clarify how such amount is guaranteed.

Risk Factors, page 12

We May Have to Replace Our Natural Gas Purchasers…, page 21

14.   We note your disclosure that you will depend on a limited number of natural gas purchasers to purchase the majority of your natural gas production. In order to provide context to this risk factor, please disclose in this risk factor the information that you provided at page 9 regarding the percentage of total revenues attributable to sales to Atmos Energy Marketing, LLC.

Financial Information, page 26

15.   Within management's discussion and analysis, please include an "Overview" section describing the most important matters on which you focus in evaluating your financial condition and operating performance, and providing the context for the discussion and

analysis in the financial statements. Please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350).

Liquidity and Capital Resources, page 28

16.   We note your disclosure that cash used in investing activities was $149,724,600 for the period ended December 31, 2010, which was paid to your managing general partner, serving as general drilling contractor. Please revise your disclosure in this section to discuss the future drilling services, if any, that such funds are intended to cover. In that regard, we note your disclosure at page 31 regarding the prepayment of drilling and equipment costs.

17.   We note your disclosure at page 28 that no borrowings will be obtained from third parties. Please revise your disclosure to state, if true, that you are not permitted to borrow from third parties. In that regard, we note your related disclosure at page 22.

Security Ownership of Beneficial Owners, page 35

18.   Please revise your filing to disclose the beneficial ownership of your managing general partner and its affiliates with respect to your securities.

Directors and Executive Officers, page 35

Managing General Partner, page 35

19.   Please explain the "other activities" with which your managing general partner is involved. Disclose how many other partnerships your managing general partner currently sponsors or manages. In addition, please discuss any material conflicts of interest that exist and provide related risk factor disclosure.

20.   We note your discussion at page 37 regarding the credit facility of Atlas Energy, L.P. Please revise your disclosure to clarify the relevance of such credit facility to you.

21.   Please clarify the resulting effect on your business from the "Atlas Energy Transactions," the "Laurel Mountain Sale," and the "Chevron Merger." Describe your current relationship with Chevron, and clarify how your assets were involved in the "Atlas Energy Transactions."

Organizational Diagram, page 39

22.   Please revise your organizational diagram to include your material affiliates that you discuss in your filing. In that regard, we note your references to Atlas Energy Resources, LLC, Atlas Energy GP, LLC, Atlas Energy, Inc. and Chevron Corporation. In addition,

please fix the typographical error in such diagram with respect to the name of the registrant.

Officers and Directors of Managing General Partner, page 40

23.   Please state how much of each individual's professional time is devoted to your business and affairs.

Remuneration of Officers and Directors, page 45

24.   We note your disclosure that no officer or director of your managing general partner will receive any remuneration or other compensation from you, and that such persons will receive compensation solely from an affiliated company of your managing general partner. With a view toward disclosure, please explain to us how the partnership will compensate the managing general partner for managerial services provided to the partnership.

Certain Relationships and Related Transactions, page 46

25.   Please disclose in this section the material terms of each transaction with your managing general partner. For example, and without limitation, we note your related disclosure in the notes to your financial statements at page 76.

26.   We note your disclosure that your partnership agreement deals with transactions between you and your managing general partner and its affiliates with respect to certain items that you list at page 46. Please revise your filing to disclose all material information related to each such item.

27.   Please revise your filing to provide a brief description of the nature of costs that would be considered administrative costs or direct costs.

Direct Costs, page 47

28.   Please indicate briefly in this section, if true, that your managing general partner will exercise substantial discretion in determining the nature and amount of expenses to be reimbursed as direct costs.

29.   Please disclose whether there are any limitations on the amounts that may be reimbursed, and explain to us whether your managing general partner allocates any part of its executive officers' compensation to you.

Description of Registrant's Securities To Be Registered, page 50

30.   In the first paragraph in this section, you state, "the following discussion is a summary of the material provisions of our partnership agreement that are not described elsewhere in this Form 10 and is qualified in its entirety by the full text of the partnership agreement." Please disclose all material provisions of your partnership agreement, and remove any implication that you have not done so. For example, and without limitation, please provide a brief description of the general powers of your managing general partner, and disclose the provisions related to indemnification of your managing general partner.

31.   Your disclosure at page 50 suggests that a limited partner may be required to make additional capital contributions. Please revise your filing to provide all material information related to such obligation.

32.   We note your disclosure at page 53 regarding the restrictions on transferability of your units. Please provide related risk factor disclosure.

Exhibits

33.   On page seven you refer to contracts with Atmos Energy which end March 31, 2014. On page nine you disclose that Atmos Energy accounted for 87% of your total revenues. Please file your contracts with Atmos Energy as exhibits, or explain why you are not required to file them. See Item 601(b)(10) of Regulation S-K.

Exhibit 10.1

34.   Please file a complete copy of the final drilling and operating agreement, or tell us why certain information has been omitted (e.g., the number of wells the operator agrees to drill and operate). In addition, please disclose all material terms in your registration statement.

Engineering Comments

Natural Gas and Oil Reserve Information, page 32

35.   Although you have included a footnote that defines developed reserves, there does not appear to be any developed reserves reported. Your table only identifies total proved reserves. Please revise your document to disclose proved developed reserves and proved undeveloped reserves as required by Item 1202 of Regulation S-K. You stated that all of your wells are development wells, which implies the reserves associated with those wells were proved undeveloped reserves prior to drilling the wells. Therefore, we assume that

some of the reserves associated with your future wells are proved undeveloped reserves as well.

36.   Provide a general discussion of the technologies used to establish reasonable certainty for the reserve estimates of material properties. Please see paragraph (6) of Item 1202 of Regulation S-K.

37.   Please disclose and describe the internal controls you use in your reserve estimation process including the qualifications of the technical person responsible for overseeing the preparation of the reserves estimate. Please see paragraph (7) of Item 1202 of Regulation S-K.

38.   Please file, as an exhibit, the report from Wright & Company required by Item 1202(a)(8) of Regulation S-K.

39.   Please comply with all the requirements of paragraphs (a – d) of Item 1203 of Regulation S-K regarding proved undeveloped reserves.

40.   If any field contains 15% or more of your proved reserves you must disclose the production from that field. Please see paragraph (a) of Item 1204.

41.   Please disclose the number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled for each of the last three years. Please see paragraphs (a) and (b) of Item 1205.

42.   Please disclose by geographic area your present activities, such as the number of wells in the process of being drilled, waterfloods in the process of being installed, pressure maintenance operations, and any other related activities of material importance. Please see paragraphs (a – d) of Item 1206.

43.   If your are committed to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements, disclose material information concerning the estimated availability of oil and gas from any principle source. Please see paragraphs (a – d) of Item 1207.

44.   Please provide a general description of your material properties or fields.   See Item 102 of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Gerald A. Bollinger (via e-mail)